SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-2(a))

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              SONUS NETWORKS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   835916 10 7
                     ---------------------------------------
                                 (CUSIP Number)

                            Andrew J. Nussbaum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019

                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 18, 2001

                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  835916 10 7                 Schedule 13D                Page 2 of 18



------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Anousheh Ansari

--------------------------------------------------------------------------
--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------
--------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------
--------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------
--------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------
--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------
--------------------------------------------------------------------------

        NUMBER OF             7     SOLE VOTING POWER

         SHARES                       1,365,684

      BENEFICIALLY           -------------------------------------------
                             -------------------------------------------
        OWNED BY              8     SHARED VOTING POWER
                                      4,526,216
          EACH
                             -------------------------------------------
        REPORTING            -------------------------------------------
                              9     SOLE DISPOSITIVE POWER
          PERSON                      1,365,684

           WITH              -------------------------------------------
                             -------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                      4,526,216

                             -------------------------------------------
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,891,900 shares of Common Stock*
--------------------------------------------------------------------------
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                               [X]*
--------------------------------------------------------------------------
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.9%*

--------------------------------------------------------------------------
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

--------------------------------------------------------------------------
--------------------------------------------------------------------------

* Includes 4,526,216 shares of Common Stock beneficially owned by the other Reporting Persons, with respect to which voting and dispositive power is shared, and 1,365,684 shares of Common Stock pledged to the Issuer to guarantee certain obligations under employment agreements between the Issuer and Ms. Ansari and between the Issuer and Hamid Ansari, Ms. Ansari's husband. Does not include (i) 4,244,199 shares of Common Stock held in escrow in the name of the other Reporting Persons pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ms. Ansari has shared, with the other Reporting Persons, voting power but

CUSIP NO.  835916 10 7                 Schedule 13D                Page 3 of 18


generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, (ii) 1,548,340 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd. to fund certain stock options granted to employees of the Issuer, over which Ms. Ansari has shared, with Perseus Partners, Ltd., voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, and (iii) 550,000 shares of Common Stock issued to Ms. Ansari as a restricted stock award under the Issuer's 2000 Retention Plan, which vest in whole or in part upon satisfaction of both the business-related performance milestones referenced in clause (i) above and Ms. Ansari's continued employment with the Issuer through certain dates, the first of which is October 31, 2002, over which Ms. Ansari has sole voting power but generally does not have (and within 60 days of this filing is not expected to have) any dispositive power or other economic rights. The shares described in clause (i) represent 2.1% of the outstanding Common Stock; the shares described in clause (ii) represent 0.8% of the outstanding Common Stock; and the shares described in clause (iii) represent 0.3% of the outstanding common stock.

CUSIP NO.  835916 10 7                 Schedule 13D                Page 4 of 18



----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ansari Enterprises, LLC

----------------------------------------------------------------------------
----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO

----------------------------------------------------------------------------
----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas
---------------------------------------------------------------------------
---------------------------------------------------------------------------

        NUMBER OF             7     SOLE VOTING POWER

         SHARES                       0

      BENEFICIALLY           -------------------------------------------
                             -------------------------------------------
        OWNED BY              8     SHARED VOTING POWER
                                      4,526,216
          EACH
                             -------------------------------------------
        REPORTING            -------------------------------------------
                              9     SOLE DISPOSITIVE POWER
          PERSON                      0

           WITH              -------------------------------------------
                             -------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                      4,526,216

                             -------------------------------------------
----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,526,216 shares of Common Stock*
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [X]*
----------------------------------------------------------------------------
----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.2%*

----------------------------------------------------------------------------
----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

----------------------------------------------------------------------------


* Includes 4,526,216 shares of Common Stock beneficially owned by the other Reporting Persons, with respect to which voting and dispositive power is shared. Does not include (i) 4,244,199 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari Enterprises, LLC has shared voting power with the other Reporting Persons but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, and (ii) 1,548,340 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd. to fund certain

CUSIP NO.  835916 10 7                 Schedule 13D                Page 5 of 18

stock options granted to employees of the Issuer, over which Ansari Enterprises, LLC has shared, with Perseus Partners, Ltd., voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. The shares described in clause (i) represent 2.1% of the outstanding Common Stock; and the shares described in clause (ii) represent 0.8% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                 Schedule 13D                Page 6 of 18


----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Perseus Partners, Ltd.
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO

----------------------------------------------------------------------------
----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           [ ]
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas
----------------------------------------------------------------------------
----------------------------------------------------------------------------

       NUMBER OF             7      SOLE VOTING POWER

         SHARES                      2,686,216

      BENEFICIALLY           ------------------------------------------
                             ------------------------------------------
        OWNED BY              8    SHARED VOTING POWER
                                     0
          EACH
                             ------------------------------------------
        REPORTING            ------------------------------------------
                              9    SOLE DISPOSITIVE POWER
          PERSON                     2,686,216

           WITH              ------------------------------------------
                             ------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                     0

---------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,686,216 shares of Common Stock*
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 [X]*
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%*

---------------------------------------------------------------------------
---------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN

---------------------------------------------------------------------------


* Does not include (i) 3,164,199 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Perseus Partners, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights, and (ii) 1,548,340 shares of Common Stock held in escrow in the name Perseus Partners, Ltd. to fund certain stock options granted to employees of the Issuer, over which Perseus Partners, Ltd. has sole voting power but generally does not have (and within 60 days of

CUSIP NO.  835916 10 7                 Schedule 13D                Page 7 of 18



the date of this filing is not expected to have) any dispositive power or other economic rights. The shares described in clause (i) represent 1.6% of the outstanding Common Stock; and the shares described in clause (ii) represent 0.8% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                 Schedule 13D                Page 8 of 18

--------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ansari AA Investments, Ltd.
--------------------------------------------------------------------------
--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------
--------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------
--------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------
--------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas
----------------------------------------------------------------------------
----------------------------------------------------------------------------
     NUMBER OF             7      SOLE VOTING POWER

       SHARES                        1,387,600

    BENEFICIALLY           ------------------------------------------
                           ------------------------------------------
      OWNED BY              8    SHARED VOTING POWER
                                   0
        EACH
                           ------------------------------------------
      REPORTING            ------------------------------------------
                            9    SOLE DISPOSITIVE POWER
        PERSON                     1,387,600

         WITH              ------------------------------------------
                           ------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     0
------------------------------------------------------------------------
------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,387,600 shares of Common Stock*
------------------------------------------------------------------------
------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                             [X]*
------------------------------------------------------------------------
------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.7%

-----------------------------------------------------------------------
-----------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN

-----------------------------------------------------------------------

* Does not include 810,000 shares held in escrow in the name of Ansari AA Investments, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AA Investments, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. These shares represent 0.4% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                 Schedule 13D                Page 9 of 18


-------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ansari AR Investments, Ltd.
-------------------------------------------------------------------------
-------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
-------------------------------------------------------------------------
-------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------
-------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO

--------------------------------------------------------------------------
--------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------
--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

-------------------------------------------------------------------------

      NUMBER OF             7     SOLE VOTING POWER

       SHARES                       271,450

    BENEFICIALLY           -------------------------------------------
                           -------------------------------------------
      OWNED BY              8     SHARED VOTING POWER

                                    0
        EACH
                           -------------------------------------------
      REPORTING            -------------------------------------------
                            9     SOLE DISPOSITIVE POWER
       PERSON                       271,450

        WITH               -------------------------------------------
                           -------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                     0
---------------------------------------------------------------------------
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       271,450 shares of Common Stock*
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]*
---------------------------------------------------------------------------
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.1%
--------------------------------------------------------------------------
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------
--------------------------------------------------------------------------

* Does not include 162,000 shares held in escrow in the name of Ansari AR Investments, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AR Investments, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. These shares represent less than 0.1% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                 Schedule 13D               Page 10 of 18


----------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ansari JA Investments, Ltd.
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [ ]
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3      SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO

----------------------------------------------------------------------------
----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            [ ]
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Texas
--------------------------------------------------------------------------
--------------------------------------------------------------------------
   NUMBER OF             7   SOLE VOTING POWER

     SHARES                     180,950

  BENEFICIALLY           -----------------------------------------
                         -----------------------------------------
    OWNED BY              8   SHARED VOTING POWER

                                0
      EACH
                         -----------------------------------------
    REPORTING            -----------------------------------------
                          9   SOLE DISPOSITIVE POWER
      PERSON                    180,950

       WITH              -----------------------------------------
                         -----------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------
----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       180,950 shares of Common Stock*
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                            [X]*
----------------------------------------------------------------------------
----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 0.1%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         PN

 ---------------------------------------------------------------------------

* Does not include 108,000 shares of Common Stock held in escrow in ht name of Ansari JA Investments, Ltd. pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari JA Investments, Ltd. has sole voting power but generally does not have (and within 60 days of the date of this filing is not expected to have) any dispositive power or other economic rights. These shares represent less than 0.1% of the outstanding Common Stock.

CUSIP NO.  835916 10 7                 Schedule 13D               Page 11 of 18


                            STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.001 ("Common Stock"), of Sonus Networks, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 5 Carlisle Road, Westford, MA 01886.

Item 2. Identity and Background.

(a) The names, and jurisdictions of organization, if applicable, of the persons filing on this Schedule 13D (collectively, the "Reporting Persons") are:

     (i)  Anousheh Ansari, an individual.

     (ii) Ansari Enterprises, LLC, a limited liability company organized under the laws of the state of Texas.

     (iii)Perseus Partners, Ltd., a limited partnership organized under the laws of the state of Texas.

     (iv) Ansari AA Investments, Ltd., a limited partnership organized under the laws of the state of Texas.

     (v) Ansari AR Investments, Ltd., a limited partnership organized under the laws of the state of Texas.

     (vi) Ansari JA Investments, Ltd., a limited partnership organized under the laws of the state of Texas.


(b)  The business addresses, or principal offices, of the Reporting Persons are:

     (i)  Anousheh Ansari
          5950 Sherry Lane, Suite 750
          Dallas, TX  75225

     (ii) Ansari Enterprises, LLC
          c/o Anousheh Ansari
          5950 Sherry Lane, Suite 750
          Dallas, TX 75225

     (iii) Perseus Partners, Ltd.
           c/o Anousheh Ansari
           5950 Sherry Lane, Suite 750
           Dallas, TX 75225

     (iv) Ansari AA Investments, Ltd.
          5950 Sherry Lane, Suite 750
          Dallas, TX 75225

     (v)  Ansari AR Investments, Ltd.
          c/o Anousheh Ansari
          5950 Sherry Lane, Suite 750
          Dallas, TX  75225

CUSIP NO.  835916 10 7                 Schedule 13D                Page 12 of 18

     (vi) Ansari JA Investments, Ltd.
          c/o Anousheh Ansari
          5950 Sherry Lane, Suite 750
          Dallas, TX  75225

(c) The principal occupation of the natural persons, and the principal business of the other persons, that are Reporting Persons are:

     (i) Anousheh Ansari is principally employed as Vice President and General Manager of the Issuer.

     (ii) Ansari Enterprises, LLC is an entity established by Ms. Ansari for financial and estate planning purposes.

     (iii)Perseus Partners, Ltd. is an entity established by Ms. Ansari for financial and estate planning purposes.

     (iv) Ansari AA Investments, Ltd. is an entity established by Ms. Ansari for financial and estate planning purposes.

     (v) Ansari AR Investments, Ltd. is an entity established by Ms. Ansari for financial and estate planning purposes.

     (vi) Ansari JA Investments, Ltd. is an entity established by Ms. Ansari for financial and estate planning purposes.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons who is an individual is of the United States.

Item 3. Source of Funds.

     The Reporting Persons did not purchase any shares of Common Stock. The Reporting Persons acquired shares of Common Stock through the merger of Storm Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, with an into telecom technologies, inc. (the "Target"), a corporation in which the Reporting Persons were shareholders, (the "Merger"), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of November 2, 2000 (including the related escrow and other agreements, the "Merger Agreement"), by and among the Issuer, the Target and Storm Merger Sub, Inc. The Merger was consummated on January 18, 2001.

Item 4. Purpose of Transaction.

     The Reporting Persons hold the shares of Common Stock solely for investment purposes. Except in connection with Ms. Ansari's employment as a Vice President of the Issuer, the Reporting Persons have no present plans or

CUSIP NO.  835916 10 7                 Schedule 13D                Page 13 of 18


intentions which would result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the following aggregate numbers of shares of Common Stock, representing the following percentages of the shares of Common Stock believed to be outstanding as of January 18, 2001 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the period September 30, 1999 together with an aggregate of 15,000,000 shares of Common Stock issued in the Merger and 3,000,000 shares of Common Stock issued as restricted stock under the Issuer's 2000 Retention Plan):

        Anousheh Ansari                 5,891,000 shares, representing  2.9%
        Ansari Enterprises, LLC         4,526,216 shares, representing  2.2%
        Perseus Partners, Ltd.          2,686,216 shares, representing  1.3%
        Ansari AA Investments, Ltd.     1,387,600 shares, representing  0.7%
        Ansari AR Investments, Ltd.       271,450 shares, representing  0.1%
        Ansari JA Investments, Ltd.       180,950 shares, representing  <0.1%

               As described in the footnote to Nos. 11 and 12 of each Reporting Person's information set forth at the beginning of this Schedule 13D, the table above does not include a total of 6,342,539 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons. Such shares represent an aggregate of 3.2% of the outstanding Common Stock. The Reporting Persons expect that a substantial majority of the 1,548,340 shares (0.8% of the outstanding Common Stock) of Common Stock held in escrow to fund option exercises by other employees of the Issuer will not be received by any of the Reporting Persons and will be returned to the Issuer. The date that any of the business--related performance milestones may be satisfied, if any, which milestones relate to 3,301,044 shares of Common Stock (1.6% of the outstanding Common Stock), is uncertain. The 943,155 shares (0.5% of the outstanding Common Stock) relating to potential indemnification obligations of the Target may or may not be received by the Reporting Persons depending on whether the Issuer asserts, and is successful in, an indemnity claim, which claim generally must be asserted on or prior to December 31, 2002. Whether the Issuer will assert, or be successful in, any such claim is unknown by the Reporting Persons. As noted above, the date on which any of the business-related performance milestones is uncertain, however, if such milestones are fully satisfied, the 550,000 shares of restricted stock(0.3% of the outstanding Common Stock) will vest ratably on October 31, 2002, November 30, 2002, January 31, 2003 and February 28, 2003, provided Ms. Ansari remains continuously employed by the Issuer through such dates or is terminated without cause.

               Under the terms of the Merger Agreement, 4,244,199 of the shares of Common Stock described in the immediately preceding paragraph are held in escrow by an escrow agent pending resolution of the related conditions to the release of the shares to the Reporting Persons, or the return of such shares to the Issuer, as the case may be. In the interim, the Reporting Persons have voting power, but generally have no other right or power, including dispositive power, with respect to the escrowed shares. Under the terms of the Issuer's 2000 Retention Plan, Ms. Ansari has voting power over the 550,000 shares of Common Stock granted to her under such plan as a restricted stock award. However, Ms. Ansari does not have any

CUSIP NO.  835916 10 7                 Schedule 13D                Page 14 of 18

        other right or power, including dispositive power, with respect to the restricted shares, and will not have any such right or power until such restricted shares vest as described in the immediately preceding paragraph.

(b) As of the date hereof, the Reporting Persons had sole power to vote, shared power to vote, sole power to dispose and shared power to dispose of the following shares of Common Stock, and shared such power with the persons set forth below:

       Anousheh Ansari:

             Sole voting power                             1,365,684*
             Shared voting power                           4,526,216**
             Sole dispositive power                        1,365,684*
             Shared dispositive power                      4,526,216**

       * Includes 1,365,684 shares of Common Stock pledged to the Issuer to guarantee certain obligations under employment agreements between the Issuer and Ms. Ansari and between the Issuer and Mr. Ansari.

       ** Includes (i) 2,686,216 shares of Common Stock with respect to which voting power is shared with Perseus Partners, L.P., (ii) 1,387,600 shares of Common Stock with respect to which voting power is shared with Ansari AA Investments, Ltd., (iii) 271,450 shares of Common Stock with respect to which voting power is shared with Ansari AR Investments, Ltd. and (iv) 180,950 shares of Common Stock with respect to which voting power is shared with Ansari JA Investments, Ltd. Does not include (w) 3,164,199 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd., (x) 810,000 shares of Common Stock held in escrow in the name of Ansari AA Investments, Ltd., (y) 162,000 shares of Common Stock held in escrow in the name of Ansari AR Investments, Ltd., (z) 108,000 shares of Common Stock held in escrow in the name of Ansari JA Investments, Ltd., in each case as described below and under Item 5(a).

       Ansari Enterprises, LLC:

            Sole voting power                                     0
            Shared voting power                           4,526,216*
            Sole dispositive power                                0
            Shared dispositive power                      4,526,216*

CUSIP NO.  835916 10 7                 Schedule 13D                Page 15 of 18


       * Includes (i) 2,686,216 shares of Common Stock with respect to which voting power is shared with Perseus Partners, L.P., (ii) 1,387,600 shares of Common Stock with respect to which voting power is shared with Ansari AA Investments, Ltd., (ii) 271,450 shares of Common Stock with respect to which voting power is shared with Ansari AR Investments, Ltd. and (iii) 180,950 shares of Common Stock with respect to which voting power is shared with Ansari JA Investments, Ltd. Does not include (w) 3,164,199 shares of Common Stock held in escrow in the name of Perseus Partners, Ltd., (x) 810,000 shares of Common Stock held in escrow in the name of Ansari AA Investments, Ltd., (y) 162,000 shares of Common Stock held in escrow in the name of Ansari AR Investments, Ltd., (z) 108,000 shares of Common Stock held in escrow in the name of Ansari JA Investments, Ltd., in each case as described below and under Item 5(a).

       Perseus Partners, Ltd.:

              Sole voting power                          2,686,216*
              Shared voting power                                0
              Sole dispositive power                     2,686,216*
              Shared dispositive power                           0

       * Does not include 3,164,199 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Perseus Partners, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

       Ansari AA Investments, Ltd.:

               Sole voting power                             1,387,600*
               Shared voting power                                   0
               Sole dispositive power                        1,387,600*
               Shared dispositive power                              0

       * Does not include 810,000 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AA Investments, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

       Ansari AR Investments, Ltd.:

               Sole voting power                               271,450*
               Shared voting power                                   0
               Sole dispositive power                          271,450*
               Shared dispositive power                              0

CUSIP NO.  835916 10 7                 Schedule 13D                Page 16 of 18


       * Does not include 162,000 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AR Investments, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

       Ansari JA Investments, Ltd.:

               Sole voting power                               180,950*
               Shared voting power                                   0
               Sole dispositive power                          180,950*
               Shared dispositive power                              0

       * Does not include 108,000 shares held in escrow pending satisfaction of certain business-related performance milestones and expiration of certain indemnity obligations, over which Ansari AA Investments, Ltd. has sole voting power but generally does not have (and within 60 days from the date of this filing is not expected to have) any dispositive power or other economic rights.

        Except for shares of Common Stock that each of the Reporting Persons beneficially owns directly, each of the Reporting Persons disclaims beneficial ownership of the Common Stock described herein and this Schedule 13D shall not be construed as an admission that such Reporting Person is the beneficial owner of such shares of Common Stock.

        (c) During the past 60 days, the Reporting Persons have engaged in the following transactions involving the Common Stock. Such transactions were effected in the open market for the Common Stock.

    Date                Reporting Person        Shares Sold      Net Proceeds
    ----                ----------------        -----------      ------------
   1/30/01     Anousheh Ansari                     25,000         $1,079,714
   3/6/01      Ansari AA Investments, Ltd.         52,400         $1,572,089
   3/6/01      Ansari AR Investments, Ltd.         16,550          $496,528
   3/6/01      Ansari JA Investments, Ltd.         11,050          $331,519

     In addition, on March 22, 2001, Anousheh Ansari transferred (i) 2,686,216 shares of Common Stock from her individual account to the account of Perseus Partners, Ltd., and (ii) 1,548,340 shares of Common Stock held in escrow to fund option exercises by other employees of the Issuer to Perseus Partners, Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the terms of employment agreements between the Issuer and Ms. Ansari and between the Issuer and Mr. Ansari, Ms. Ansari has pledged an aggregate of 1,365,684 shares of Common Stock to the Issuer to secure certain obligations under those employment agreements pursuant to the terms of a pledge agreement, a copy of which is filed as Exhibit 99.2 hereto. Ms. Ansari is a Vice President of the Issuer and General Manager of the INtelligentIP(TM) division of the Issuer and is employed by the Issuer as of the date hereof in such

CUSIP NO.  835916 10 7                 Schedule 13D                Page 17 of 18

capacity. Mr. Ansari is a Vice President of the Issuer and is employed by the Issuer as of the date hereof in such capacity. Filed as Exhibits 99.3 and 99.4 hereto are the escrow agreements relating to the shares described in Item 5 above, and filed as Exhibits 99.5 and 99.6 hereto are the Issuer's 2000 Retention Plan, and Ms. Ansari's award agreement thereunder, relating to the restricted shares described in Item 5 above. In addition, Ms. Ansari is a party to a registration rights agreement with the Issuer, a copy of which is filed as
Exhibit 99.7 hereto, which provides her with certain registration rights with respect to her shares of Common Stock. Except as set forth in this Item 6, and for such contracts and agreements which are filed as exhibits hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

 Exhibit 99.1   Joint Filing Agreement

 Exhibit 99.2 Pledge Agreement, dated as of January 18, 2001, by and between Anousheh Ansari, Hamid Ansari and the Issuer

 Exhibit 99.3 Escrow Agreement, dated as of January 18, 2001, by and among the Issuer, The Chase Manhattan Bank, as escrow agent, and Anousheh Ansari and John C. Phelan, as stockholder representatives

 Exhibit 99.4 Option Plan Funding and Escrow Agreement, dated as of January 18, 2001, by and among the Issuer, The Chase Manhattan Bank, as escrow agent, and Anousheh and Hamid Ansari

 Exhibit 99.5 Sonus Networks, Inc. 2000 Retention Plan (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-4, filed December 22, 2000)

 Exhibit 99.6 Form of Award Agreement, under Sonus Networks, Inc. 2000 Retention Plan

 Exhibit 99.7   Registration  Rights  Agreement,  dated as of January 18,  2001,
                by and among the Issuer and the   Stockholder   parties  thereto
                (incorporated   by  reference   to   Exhibit   10.2  to  the
                Issuer's Registration  Statement of Form S-4, filed December
                22, 2000)

CUSIP NO.  835916 10 7                 Schedule 13D                Page 18 of 18


                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2001


                                 /s/ Anousheh Ansari
                                 ------------------------------------------
                                 ANOUSHEH ANSARI

                                 ANSARI ENTERPRISES, LLC,

                                    By:    /s/ Anousheh Ansari
                                           --------------------------------
                                           Name: Anousheh Ansari
                                           Title:  Manager

                                 PERSEUS PARTNERS, LTD.,

                                    By:    Ansari Enterprises, LLC,
                                           its General Partner

                                        By:    /s/ Anousheh Ansari
                                               ----------------------------
                                               Name: Anousheh Ansari
                                               Title:  Manager

                                 ANSARI AA INVESTMENTS, LTD.,

                                    By:    Ansari Enterprises, LLC,
                                           its General Partner

                                        By:    /s/ Anousheh Ansari
                                               -----------------------------
                                               Name: Anousheh Ansari
                                               Title:  Manager

                                 ANSARI AR INVESTMENTS, LTD.,

                                    By:    Ansari Enterprises, LLC,
                                           its General Partner

                                        By:    /s/ Anousheh Ansari
                                               -----------------------------
                                               Name: Anousheh Ansari
                                               Title: Manager

                                 ANSARI JA INVESTMENTS, LTD.,

                                    By:    Ansari Enterprises, LLC,
                                           its General Partner

                                        By:    /s/ Anousheh Ansari
                                               -----------------------------
                                               Name: Anousheh Ansari
                                               Title:  Manager